UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

IDENIX PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

IMPERIAL BLUE CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

One Merck Drive, P.O. Box 100,

Whitehouse Station, NJ 08889-0100

(908) 423-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,852,404,200	$496,189.66
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 150,856,104 shares of common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc. (“Idenix”) multiplied by the offer price of $24.50 per share and (ii) the net offer price for 8,794,634 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $24.50 minus such applicable exercise price). The calculation of the filing fee is based on information provided by Idenix as of June 8, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $496,189.66	Filing Party: Merck & Co., Inc.
Form of Registration No.: Schedule TO-T	Date Filed: June 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on June 26, 2014, Amendment No. 2 filed with the SEC on June 27, 2014 and this Amendment, the “Schedule TO”), which relates to the tender offer by Imperial Blue Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (“Idenix”), at a price of $24.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated June 20, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Amendments to the Offer to Purchase

The information set forth in the Offer to Purchase under the caption “16. Certain Legal Matters; Regulatory Approvals – Certain Litigation” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby supplemented by adding a new third paragraph under such caption on page 48 of the Offer to Purchase as set forth below:

“On July 2, 2014, another case was filed in the Court of Chancery of the State of Delaware against Idenix, its directors, and Parent and Purchaser, captioned as follows: David Wohlberg, et. al. v. Idenix Pharmaceuticals, Inc., et. al., Case No. 9854 (Del. Ch.). This case is a putative class action brought by purported stockholders of Idenix alleging, among other things, that Idenix’s directors breached their fiduciary duties by approving the Merger Agreement, that Idenix, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty, and that the defendants breached their duty of disclosure by issuing a materially false and misleading Schedule 14D-9. This complaint seeks, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

IMPERIAL BLUE CORPORATION

By:	/s/ Bruce N. Kuhlik
Name:	Bruce N. Kuhlik
Title:	Vice President

MERCK & CO., INC.

By:	/s/ Katie Fedosz
Name:	Katie Fedosz
Title:	Senior Assistant Secretary